# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sangoma Technologies Corp, CIK 0001753368
CUSIP: 80100R408
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 100 Renfrew Drive, Suite 100, Markham, Ontario Canada (A6), L3R 9R6
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000945621-22-000293
Filed by CIK 0001538449

## Reporting persons
- Mawer Investment Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Alberta Canada (A0); sole voting power 2,186,967; shared voting power 0; sole dispositive power 3,125,660; shared dispositive power 0; aggregate amount beneficially owned 3,125,660 (9.3% of the class)
  Comment: Based upon 33,594,409 Common Shares of Sangoma Technologies Corporation (the "Issuer") outstanding as of March 17, 2025, as reported in the Issuer's 6-K (Press release: Normal Course Issuer Bid) filed with the Securities and Exchange Commission on March 25, 2025.

## Item 1. Issuer
Name of issuer: Sangoma Technologies Corp
Address of issuer's principal executive offices: 100 Renfrew Drive, Suite 100, Markham, Ontario, Canada, L3R 9R6

## Item 2. Person Filing
Name of person filing: Mawer Investment Management Ltd.
Address of principal business office or, if none, residence:
600, 517 - 10th Avenue SW
Calgary, Alberta, Canada T2R 0A8
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,125,660
Percent of class: 9.30
Sole power to vote or to direct the vote: 2,186,967
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,125,660
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mawer Investment Management Ltd.: /s/ Samir Taghiyev, Samir Taghiyev, Portfolio Manager (05/07/2025)